July 28, 2022

Re:	SpringBig Holdings, Inc.
Registration Statement on Form S‑1
Filed July 15, 2022
File No. 333‑266138

CONFIDENTIAL

Mr. Jeff Kauten
Mr. Josh Shainess
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Messrs. Kauten and Shainess:

On behalf of our client, SpringBig Holdings, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 22, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Registration Statement on Form S‑1

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholder paid for such securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 44 and page 109 of the Revised Registration Statement.

2.
Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 15-16, 49, 74-76, 109, and 128 of the Revised Registration Statement.

3.
We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 43-45 and 109 of the Revised Registration Statement.

Risk Factors

The Notes and related agreements; page 32

4.	Revise to specify each of the material restrictive covenants that may impose significant operating and financial restrictions on the company as a result of the L1 Financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 75-76 of the Revised Registration Statement.

Risks Related to our Securities and Certain Tax Matters, page 41

5.
Revise to provide disclosure about the potential sales in the public market by L1 Capital that may occur pursuant to your resale registration statement initially filed on July 1. For example, address how such sales, when combined with the potential sales pursuant to this registration statement, could materially affect the trading price of your common shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7-9, 43-45, and pages 74-76 of the Revised Registration Statement.

The securities being offered in this prospectus; page 42

6.
Please disclose that even though the current trading price is significantly below the SPAC IPO price, certain selling securityholders may have an incentive to sell given that they purchased their shares at a significantly lower price than the public investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 44-45 and 109 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview; page 58

7.
In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital. Additionally, address how the restrictive covenants resulting from the L1 Financing would affect or prohibit the company from raising additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 32-33 and 74-76 of the Revised Registration Statement.

8.
Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that institutional investors that are beneficial owners of over 50% of your outstanding shares, collectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15-16, 44, 74-76, and 109 of the Revised Registration Statement.

General

9.
Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 44 and page 109 of the Revised Registration Statement.

***

Should any questions arise, please do not hesitate to contact me at (312) 212-4966 (tel.) or shesse@beneschlaw.com or William E. Doran at (312) 212-4970 (tel.) or wdoran@beneschlaw.com.  Thank you for your time and attention.

Sincerely,

/s/ Sarah M. Hesse

Sarah M. Hesse

Cc:

Paul Sykes, Chief Financial Officer of SpringBig Holdings, Inc.